                                                                       EXHIBIT 3


                                   [PICTURE]


                                  NorskeCanada

                                  Management's
                            Discussion and Analysis
                                    | 2004 |
                                 Annual Report

                               Table of Contents


pg.22 1. Corporate Overview and Highlights                    47    9. Critical Accounting Estimates
      2004 Overview                                                 Environmental and Legal Liabilities
      2004 Highlights                                               Impairment of Long-Lived Assets
      Selected Financial Information                                Pension and Post-Retirement Benefits
      Overview of the Business                                      Provision for Bad Debt and Doubtful Accounts
      2004 Strategic Initiatives                                    Income Taxes
      Consolidated Results of Operations
                                                             51     10. Changes in Accounting Policies
32    2. Segmented Results of Operations                            Hedging Relationships
      Specialties                                                   Asset Retirement Obligations
      Markets                                                       Impairment of Long-Lived Assets
      Segment Overview                                              Stock Based Compensation
      Operational Performance                                       Revenue Recognition
      Outlook                                                       Employee Future Benefits
                                                                    Primary Sources of GAAP
      Newsprint
      Markets                                                52     11. Impact of Accounting Pronouncements
      Segment Overview                                              Affecting Future Periods
      Operational Performance                                       Variable Interest Entities
      Outlook
                                                             53     12. Risks and Uncertainties
      Pulp                                                          Product Prices
      Markets                                                       Global Competition
      Segment Overview                                              International Sales
      Operational Performance                                       Foreign Exchange
      Outlook                                                       Fibre Supply
                                                                    Aboriginal Claims
40    3. Liquidity and Capital Resources                            Energy Costs
      Operating Activities                                          Legal Proceedings
      Investing Activities                                          Losses for Eleven Consecutive Quarters
      Financing Activities                                          Debt
      Debt                                                          Environmental Regulation
      Financial Instruments                                         Labour Disruptions

44    4. Related Party Transactions                          56     13. Sensitivity Analysis
                                                                    Product Price
45    5. Off-Balance Sheet Arrangements                             Foreign Exchange/Currency
      Financial Instruments                                         Energy Costs
      Guarantees                                                    Fibre Costs

46    6. Contractual Obligations                             58     14. Outlook

46    7. Summary of Quarterly Results                        58     15. Disclosure Controls and Internal
                                                                        Control Over Financial Reporting
47    8. Non-GAAP Measures
                                                             59     16. Outstanding Share Data




Norske Skog Canada Limited          [20]

                      Management's Discussion and Analysis

The following management discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004 and 2003 and the notes thereto set out on pages 60 to 95.

     Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited ("the Company") might not be comparable to similarly titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements. The Company also interprets EBITDA trends as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the "Non-GAAP Measures" section for a reconciliation of this non-GAAP measure to net earnings
(loss).

     Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements. Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forwardlooking statements. No forward-looking statement is a guarantee of future results.

     In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to
0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

     In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$". The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

     The information in this report is as at February 1, 2005.



Norske Skog Canada Limited          [21]

                      Management's Discussion and Analysis

1. Corporate Overview and Highlights

2004 Overview

2004 was a challenging year for the Company as a result of the strength of the Canadian dollar. While the Company's financial performance was unsatisfactory, net loss decreased by $56 million compared to 2003. The Company's performance improvement program exceeded expectations, but weak newsprint markets, rising energy prices and the strengthening Canadian dollar have kept the Company in a net loss position for the year.

     The improved economic activity in North America bolstered groundwood specialty paper markets, and as a result prices trended up during the year. Newsprint markets experienced a continued decline in consumption resulting in a number of producers announcing indefinite capacity closures. Pulp markets fared better with periods of high demand from China and Europe influencing the market.

     The strengthening Canadian dollar significantly impacted the Company as the majority of sales and debt were denominated in U.S. dollars. During the year, the Canadian dollar rose 7% compared to the U.S. dollar, ending the year at CDN$1.204, from CDN$1.292 at the end of 2003. In 2004, the negative impact on operating earnings was approximately $107 million. The stronger Canadian dollar also had a $44 million positive impact on 2004 net earnings from the translation of foreign-denominated debt.

CDN$/US$ average spot rate


[GRAPH]




Norske Skog Canada Limited          [22]

                      Management's Discussion and Analysis

The Company concluded its 2004 performance improvement program, exceeding its $90 million year-over-year improvement target by $13 million. See the "2004 Strategic Initiatives" section for a detailed discussion on the current year results.

     Ongoing uncertainty in the Middle East and global demand, as well as locally-regulated electricity rate increases led to escalating energy costs for the second consecutive year. The Company's hedging program succeeded in mitigating the extent of these challenges on the bottom line.

     Groundwood paper producers secured several price increases during the year, reflecting steadily improving printing and writing paper demand. Strong market conditions during the year enabled the Company to secure average transaction price increases of $US41 per tonne and $US78 per tonne for lightweight coated ("LWC") and uncoated groundwood grades, respectively. Despite a sustained period of weak consumption, newsprint supply remained balanced, and producers secured price increases of approximately $US51 per tonne year over year.

     Strong momentum from the printing and writing paper markets along with periods of heavy shipments to China and Europe kept the pulp market tight throughout most of the year. The pulp market weakened during the third quarter primarily as a result of reduced demand by China. However, both volume and prices recovered in the fourth quarter, assisting producers in realizing average year-over-year price increases for Northern Bleached Softwood Kraft ("NBSK") of $US93 per tonne.

     In the fourth quarter, the Company announced plans to indefinitely idle its Port Alberni No.3 paper machine in February 2005, in response to the prolonged strength of the Canadian dollar. Curtailment of this machine displaces 140,000 tonnes per year of newsprint, and is not expected to adversely impact the Company's earnings in 2005. An estimated 200 employees will be affected by the curtailment of this machine and related restructuring costs of approximately $2.0 million were recorded in 2004. Approximately $4 million in additional costs are expected in the first quarter of 2005.

     Restructuring costs for the year were approximately $6.8 million and included restructuring at the Crofton and Powell River mills earlier in the year and the previously mentioned newsprint curtailment at the Port Alberni mill.

2004 Highlights

-- Realized a $103 million improvement in EBITDA as a result of the Company's 2004 performance improvement program.

-- Commenced plans to optimize business processes, which will reduce the workforce by approximately 200 positions. The business process optimization included the upgrade of the No.2 recovery boiler at Elk Falls, which enabled the Company to benefit from the savings associated with the related shutdown of the No.1 recovery boiler.

-- Strengthened liquidity and lowered cost of capital by issuing US$250 million 7.375% senior notes and using the proceeds to redeem the Company's US$200 million 10% notes.

-- Invested $7.5 million in the No.10 paper machine at Powell River, enabling the production of more hi-brite uncoated specialty grades.

-- Modified the production mix on the No. 9 paper machine at Powell River from newsprint to higher-margin specialty grades.

-- Realized total benefits of $19.1 million from the paper recycling division acquisition in late 2003.


Norske Skog Canada Limited          [23]

                      Management's Discussion and Analysis


Selected Financial Information


(In millions of Canadian dollars, except where otherwise stated)          2004         2003         2002
----------------------------------------------------------------          ----         ----         ----
Sales(1)                                                                $1,878.2     $1,820.5     $1,704.0
Operating earnings (loss)                                                  (31.3)      (111.6)      (121.9)
EBITDA(2)                                                                  152.8         78.3         56.6
Net earnings (loss)                                                        (28.6)       (84.5)      (123.3)
EBITDA margin(2)(3)                                                         8.1%         4.3%         3.3%
Net earnings (loss) per share - basic and diluted                          (0.13)       (0.41)       (0.64)
Total assets                                                             2,745.9      2,816.4      2,897.1
Total long-term liabilities                                             $1,417.6     $1,479.9     $1,468.7
                                                                        --------     --------     --------
Sales (000 tonnes)
Specialties                                                              1,115.5      1,084.7        959.8
Newsprint                                                                  754.7        768.7        749.5
                                                                        --------     --------     --------
Total paper                                                              1,870.2      1,853.4      1,709.3
Pulp                                                                       405.5        421.3        381.2
                                                                        --------     --------     --------
Total sales                                                              2,275.7      2,274.7      2,090.5
                                                                        --------     --------     --------
Production (000 tonnes)
Specialties                                                              1,123.1      1,075.3        979.3
Newsprint                                                                  757.8        774.8        747.2
                                                                        --------     --------     --------
Total paper                                                              1,880.9      1,850.1      1,726.5
Pulp                                                                       420.9        418.8        374.3
                                                                        --------     --------     --------
Total production                                                         2,301.8      2,268.9      2,100.8
                                                                        --------     --------     --------
Effective foreign exchange rate C$/US$(4)                                  1.359        1.454        1.544
Average spot foreign exchange rate C$/US$(5)                               1.302        1.402        1.570
Period-end spot foreign exchange rate C$/US$(6)                            1.204        1.292        1.580
                                                                        --------     --------     --------
Common shares (millions):
At period end                                                              214.6        214.6        205.9
Weighted average                                                           214.6        206.6        193.4
                                                                        --------     --------     --------


(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) EBITDA is a non-GAAP measure. Refer to "Non-GAAP Measures" for further details.

(3) EBITDA margin is defined as EBITDA as a percentage of sales.

(4) Effective foreign exchange rate represents a blended rate which takes into account the applicable spot rates and the Company's revenue hedging program in the reporting period.

(5) Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

(6) Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.



Norske Skog Canada Limited            [24]

                      Management's Discussion and Analysis

Overview of the Business

The Company's business includes printing papers and market pulp, operating in three business segments:

Specialties

Consists of soft-calendered and machine-finished ("MF") hi-brite uncoated, lightweight coated, directory, and kraft paper grades. Groundwood specialty paper grades are manufactured on ten paper machines at Crofton, Elk Falls, Port Alberni and Powell River. The segment has a total production capacity of 1,197,000 tonnes.

Newsprint

Produced on five paper machines at Crofton, Elk Falls, and Powell River. The segment has a total production capacity of 773,000 tonnes.

Pulp

Composed of sawdust-based pulp, manufactured at Elk Falls, and NBSK, manufactured at the Crofton mill. The segment has a total production capacity of 498,000 tonnes.

     The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

     The chart below illustrates the Company's principal paper and pulp products, applications, and annual capacity.

Product Profile



                                                Specialty Paper Grades                                 Newsprint            Pulp
                -----------------------------------------------------------------------------------    ---------         -----------
                       Uncoated Papers
                -----------------------------------
Category        Soft-Calendered   Machine-Finished   Coated Paper      Directory       Kraft Paper    Newsprint         Market Pulp
--------        ---------------   ----------------   ------------      ---------       -----------    ---------         -----------
Brand                                                                                   Silverliner
                                                                                        Platinumliner
                Electrasoft                                                             Chromium-                        Elk Prime
                Electracal         Electrabrite                                         liner                            Crofton
                Electraprime       Electrastar        Electracote       Catalyst        Bronzeliner    Marathon          NBSK
---------------------------------------------------------------------------------------------------    ---------         ----------
Basis Weight(1) 36.6 - 52          45 - 62            44.4 - 66.6       28 - 40         127 - 250      43 - 48.8         n/a
---------------------------------------------------------------------------------------------------    ---------         ----------
Applications    Magazines,         Magazines,         Magazines,        Telephone       Packaging      Newspapers,       Tissue,
                Supplements,       Supplements,       Catalogues,       books, Airline  applications   Inserts, Flyers,  Freesheet,
                Catalogues,        Inserts, Flyers    Inserts, Flyers,  schedules,                     Supplements,      Specialty
                Inserts,           Direct mail,       Direct mail       Catalogues                     Directories,      paper,
                Flyers,            PR and corporate                                                    Timetables        Whitetop
                Directories        communication                                                                         linerboard
                                   books/manuals
---------------------------------------------------------------------------------------------------    ---------         ----------
Capacity
(tonnes)             476,000                          217,000           373,000         131,000        773,000           498,000
---------------------------------------------------------------------------------------------------    ---------         ----------
% of Total
Capacity              20%                               9%               15%              5%              31%               20%
---------------------------------------------------------------------------------------------------    ---------         ----------

(1). In grams per square metre.




Norske Skog Canada Limited            [25]

                      Management's Discussion and Analysis

The Company's diverse range of products is sold on five continents. The consolidated sales distribution for 2004 was as follows:

Sales by Geographic Area

-------------------------------------------------------------------------------

[PIE CHART]

United States
     55%

Canada
 11%

Asia & Australia
     18%

Latin America
    9%

Europe & Other
    7%

-------------------------------------------------------------------------------



2004 Strategic Initiatives

The Company's long-term objective is to achieve higher, sustainable earnings, and maximize cash flow by strengthening its position as a leading producer of value-added paper and related forest products. The Company's four key strategic initiatives in 2004 were as follows:

(All amounts pre-tax in millions of Canadian dollars)

Initiative                          Performance Goal                                            Goal              Achievement
----------                          ----------------                                            ----              -----------
a) Components of 2004
   Performance Improvement Program
-----------------------------------------------------------------------------------------------------------------------------
i)  Grade Development and            Develop new, higher-value specialty products
    Product Optimization             and reduce exposure to newsprint market                    $12                   $18
-----------------------------------------------------------------------------------------------------------------------------
ii) Cost Reduction                   Optimize fibre mix
                                     Lower freight costs
                                     Improve energy efficiencies
                                     Business process optimization                              $78                   $85
-----------------------------------------------------------------------------------------------------------------------------
Total Performance Improvement Program                                                           $90                  $103
-----------------------------------------------------------------------------------------------------------------------------
b) Other Strategic Initiatives
--------------------------------------------------------------------------------
    i) Enhance Liquidity             Replace 10% notes with lower cost financing
--------------------------------------------------------------------------------
   ii) Preferred Supplier            Strengthen product quality
--------------------------------------------------------------------------------

Progress on Strategic Initiatives

(a) Performance Improvement Program

    In January 2004, the Company commenced its third consecutive annual performance improvement initiative. The 2004 performance improvement program was aimed at generating $90 million in savings across all areas of the Company,



Norske Skog Canada Limite             [26]

                      Management's Discussion and Analysis

year over year. The Company identified improvements in the areas of grade development and product optimization, and cost reduction. For the year ended December 31, 2004, $103 million was realized from these improvements.

     The following graph highlights the $90 million target and the $103 million achievement in each business area at December 31, 2004.

2004 Performance Improvement Program ($ millions)


[GRAPH]



                                                             Achievement                 Target
                                                             -----------                 ------
Grade Development & Optimization                                 18                        12
Energy Optimization                                               3                        11
Fibre Optimization                                               15                         7
Deinked Pulp Cost Reduction                                      19                        16
Kraft Usage                                                      21                        16
Distribution                                                      4                         6
Other Manufacturing Costs                                        19                        21
Selling, General & Admin ("SG&A")                                 4                         1




i. Grade Development and Product Optimization

This strategic initiative included the development of new high-value specialty paper products, and the reduction of the Company's exposure to the newsprint market. In 2004, the Company realized earnings improvements of $18 million as a result of its grade development and product optimization initiatives.

In pursuit of these performance initiatives, the Company accomplished the following in 2004:

Development of Electraprime and Electrastar Grades

In 2004, the Company developed two new uncoated specialty paper grades. The Electraprime grade is a soft-calendered, high-brightness paper designed to compete as an alternative to super-calendered ("SC") grades used primarily for advertising flyers and inserts. Electrastar is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as magazines and specialty newspapers. Both products have been well received in the market with sales of approximately 87,500 tonnes in 2004. The Company plans to sell an additional 40,000 tonnes in 2005. Currently, specialty paper grades represent approximately 61% of the Company's paper business.

Powell River No.9 Paper Machine

During the year, the Company modified the production mix on the Powell River No. 9 paper machine to fully dedicate the machine to producing high-brightness Electrastar and Electrabrite grades.

Enhancements to Powell River No.10 Paper Machine

In 2004, the Company continued to focus on optimizing its mix of high-value specialty paper grades by upgrading the Powell River No.10 paper machine, to enable the production of hi-brite uncoated specialty paper grades. The Company's successful new Electraprime grade is a direct result of this initiative.


Norske Skog Canada Limite             [27]

                      Management's Discussion and Analysis

ii. Cost Reduction

On the Company's initiative to reduce costs, the Company accomplished the following in 2004:

Fibre Optimization

In December 2003, the Company acquired Western Canada's largest paper recycling facility. The acquisition allowed the Company to exit a higher-cost, long-term deinked pulp contract with the facility's previous owner. During 2004, the Company focussed on realizing maximum value from this acquisition by increasing its production by an additional 25,000 air-dried metric tonnes ("ADMT"), bringing it to a current production capacity of 148,000 ADMT. In addition, the Company also realized synergies related to chemical purchases and freight optimization. The total benefits of the acquisition were approximately $19 million in 2004.

     A major goal in 2004 was to reduce the amount of kraft as a furnish in our specialty and newsprint products. The Company made significant progress on this initiative, reducing kraft by 40%, from 9.7% in 2003 to 6.5% in 2004. The Company realized approximately $21 million in savings as a result of this initiative.

     The Company also optimized its fibre mix during the year including the exit of higher cost fibre supply contracts. The optimization yielded an additional $15 million in savings.

Lower Freight Costs

The Company renegotiated a significant ocean cargo contract late in 2003, which resulted in additional savings of $4 million in the current year.

Improved Energy Efficiencies

The Company is a significant consumer of energy. Optimization of the fuel mix in the Company's power boilers has resulted in less reliance on fossil fuels in favour of wood waste hog fuel. The Company took advantage of its ability to alternate between oil and natural gas at several locations during the year, allowing it to consume lower cost fuels. While energy related initiatives did not meet the Company's performance targets, they improved EBITDA by $3 million in 2004.

Business Process Optimization

During 2004, the Company began a new restructuring program which, when fully implemented, is expected to generate annual savings of $18 million primarily by reducing the Company's workforce by approximately 200 people. The restructuring began at the beginning of the year with the Elk Falls kraft mill rationalization. The kraft mill rationalization project included the upgrade of the No. 2 recovery boiler which, because of the reduced consumption of kraft pulp in paper, allowed for the shutdown of the No.1 recovery boiler and ancillary equipment with a nominal reduction in market kraft sales.

     To complete the upgrade, the No.2 recovery boiler was shut down for approximately 65 days in the first quarter of 2004. Operating earnings were negatively impacted by approximately $29 million as a result of this upgrade.

     In addition to the larger business optimization restructuring, the Company also completed a series of smaller initiatives such as productivity improvements, supply contract renegotiations, benefit plan optimizations, and property tax reductions. These smaller initiatives reduced costs by about $19 million during the year.

     The Company continued to focus on reducing its SG&A costs beyond the leading industry levels. During 2004, SG&A costs were down approximately $4 million, or 7.7%, to $50.5 million, from $54.7 million in the previous year. As a percentage of sales, SG&A costs represented 2.7% of sales in 2004, compared to 3.0% in the previous year.


Norske Skog Canada Limite             [28]

                      Management's Discussion and Analysis

(b)      Other Strategic Initiatives

         i. Enhance Liquidity

         In March 2004, the Company took advantage of lower interest rates by issuing at par US$250 million in senior notes at 7.375%, due 2014. The proceeds were used to redeem the US$200 million 10% notes, due 2009, and for general corporate purposes.

                  At December 31, 2004, the Company's $350.0 million operating facility was undrawn and cash and cash equivalents on hand totalled $26 million. The following table highlights the Company's capitalization at December 31, 2004 and 2003:

(In millions of Canadian dollars)                             As at December 31,
                                                           -----------------------
                                                            2004             2003
                                                           ------           ------
Debt
 Revolver                                                  $    -           $   13
 Senior Notes, 8.625% due 2011 (US$400 million)               485              521
 Senior Notes, 7.375% due 2014 (US$250 million)               301                -
 Senior Notes, 10%, due 2009 (US$200 million)                   -              274
 Other Non-Recourse Debt                                       38               38
Total debt(1)                                              $  824           $  846
Shareholders' equity                                        1,043            1,069
Total capitalization(2)                                     1,867            1,915
Total debt to total Capitalization(1,2)                       44%              44%
Net debt to net capitalization(3,4)                           43%              44%

(1)      Total debt comprises long-term debt, including current portion.

(2)      Total capitalization comprises total debt and shareholders' equity.

(3)      Net debt comprises total debt, less cash on hand.

(4)      Net capitalization comprises net debt and shareholders' equity.

         ii. Preferred Supplier

         Quality Initiatives

         During the year, the Company focused on improving its preferred supplier status with key customers by continuing to improve the consistency and reliability of its products, and on time delivery service. This initiative resulted in a 35% reduction of product complaints compared to the previous year.

         Chain of Custody Certification

         During the year, the Company implemented an independent chain of custody system to certify its wood fibre supply. This has already resulted in capturing some additional sales opportunities for the Company. This is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. The independent chain of custody certification provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests.

Norske Skog Canada Limited            [29]

                      Management's Discussion and Analysis

Consolidated Results of Operations

Sales

Each of the Company's segments contributed to the $57.7 million, or 3.2% increase in consolidated sales. The following table highlights the factors driving the improvement in the Company's sales compared to 2003.

                                          Sales ($ millions)
                    ------------------------------------------------------------
                         Year ended                Increase (decrease)
                         December 31            from 2003 as a result of:
                    -------------------   --------------------------------------
                                           Total    Volume    Sales     Foreign
                       2004      2003     Change     Mix      Value     Exchange
                    --------  ---------   -------  --------  -------   ---------
Specialties         $1,037.2  $ 1,002.7   $ 34.5    $ 28.4    $ 73.0    $ (66.9)
Newsprint              553.1      539.2     13.9      (9.8)     57.5      (33.8)
                     --------  ---------   ------    ------    ------   --------
Total paper          1,590.3    1,541.9     48.4      18.6     130.5     (100.7)
Pulp                   287.9      278.6      9.3     (10.4)     39.8      (20.1)
                    --------  ---------   ------    ------    ------    --------
Total               $1,878.2  $ 1,820.5   $ 57.7    $  8.2    $170.3    $(120.8)
                    --------  ---------   ------    ------    ------    --------

Operating earnings (loss)

The Company recorded an operating loss of $31.3 million for the current year, compared to an operating loss of $111.6 million for the year ended December 31, 2003. The 2004 operating earnings improvement resulted primarily from a $74.5 million increase in EBITDA driven primarily by performance improvements and higher market transaction prices.

Earnings Before Income Taxes, Depreciation and Amortization
The Company recorded EBITDA of $152.8 million for the current year, almost doubling EBITDA of $78.3 million for the year ended December 31, 2003. The $74.5 million improvement in EBITDA reflected higher transaction prices across all paper and pulp grades, coupled with further performance improvements. These gains were largely offset by the impact of the strengthening Canadian dollar. Also partially offsetting the above gains were costs associated with the Elk Falls recovery boiler upgrade, as well as higher inflationary costs such as energy, labour, and fibre, and restructuring costs.


($millions)
2003 EBITDA                                                  $   78.3
 Improved paper prices                                          115.0
 Improved pulp prices                                            43.0
 Performance improvement program                                103.0
 Impact of stronger Canadian dollar                            (107.0)
 Inflation                                                      (60.0)
 Restructuring costs                                             (5.4)
 Other, primarily one-time Elk Falls rationalization costs      (14.1)
                                                             --------
2004 EBITDA                                                  $  152.8
                                                             --------


Norske Skog Canada Limited            [30]

                      Management's Discussion and Analysis

Net earnings (loss)

The Company recorded a net loss of $28.6 million ($0.13 per common share) for the current year, compared to a net loss of $84.5 million ($0.41 per common share) for the year ended December 31, 2003. The net loss for the current period included a $44.0 million ($0.21 per common share) after-tax foreign exchange gain on the translation of U.S. dollar denominated debt, compared to an after-tax gain of $47.9 million ($0.23 per common share) for the year ended December 31, 2003. The net loss for the previous year also included an after-tax write down of fixed assets of $9.2 million ($0.04 per common share), related to the rationalization of the Company's Elk Falls pulp production facility.

         The following table reconciles 2004 net earnings to 2003:

($millions)                                                                    Pre-tax     After-tax
-----------                                                                   --------     ---------
2003 Net earnings (loss)                                                      $ (146.5)     $ (84.5)

 Greater EBITDA                                                                   74.5         48.1

 Lower foreign exchange gain on translation of long-term debt                     (4.7)        (3.9)

 2003 write-down of property, plant and equipment (primarily Elk Falls)           14.2          9.2

 Lower amortization                                                                5.8          3.7

 Loss on repayment of long-term debt                                              (5.2)        (3.4)

 Interest                                                                          0.1          0.1

 Other, net                                                                        5.1          2.1
                                                                              --------      -------
2004 Net earnings (loss)                                                      $  (56.7)     $ (28.6)
                                                                              --------      -------


Norske Skog Canada Limited            [31]

                      Management's Discussion and Analysis

2. Segmented Results of Operations

Specialties

Summary of Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)         2004            2003             2002
                                                                       ----------      ----------       --------
Sales(1)                                                               $  1,037.2      $  1,002.7       $  947.9
EBITDA                                                                      103.4            66.0           89.9
Operating earnings (loss)                                                     1.9           (32.5)          (1.3)
EBITDA margin(1)                                                             10.0%            6.6%           9.5%
                                                                       ----------      ----------       --------
Sales (000 tonnes)                                                        1,115.5         1,084.7          959.8
Production (000 tonnes)                                                   1,123.1         1,075.3          979.3
                                                                       ----------      ----------       --------
Average sales revenue per tonne(1)                                     $    930        $    924         $  988
Average cash costs per tonne(1,2)                                           837             864            894
                                                                       ----------      ----------       --------
SC-A paper, 35lb. (US$ per ton)(3)                                          713             675            669
LWC paper, No.5, 40lb (US$ per ton)(3)                                      726             688            678
Telephone directory paper, 22.1 lb. (US$ per ton)(3)                        650             654            695
                                                                       ----------      ----------       --------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(3)      Benchmark prices are sourced from Resource Information Systems, Inc.
         ("RISI").

Markets

Coated groundwood paper markets remained tight with year-over-year demand for North American LWC paper up 8.0%. North American uncoated groundwood paper markets also showed strong growth with year-over-year demand up 6.4% from the previous year. Demand for directory grades also increased significantly over the previous year.

         The strong market conditions paved the way for the Company to secure price increases across most specialty grades in 2004. Average LWC and SC-A paper benchmark prices were each up approximately US$38 per ton compared to the previous year. Directory pricing was largely unchanged from the previous year.


Norske Skog Canada Limited            [32]

                      Management's Discussion and Analysis

Specialty Paper Grades Average U.S. Benchmark Prices (US$)


                                    [CHART]

The North American economy continues to be a key driver for the Company's speciality paper business with 83% of product sold to this market.

Specialties 2004 Geographic Sales Distribution

-------------------------------------------------------------------------------

[PIE CHART]


United States
     72%

Canada
 11%

Asia & Australasia
      6%

Europe & Other
      2%

Latin America
     9%

-------------------------------------------------------------------------------


Norske Skog Canada Limited            [33]

                      Management's Discussion and Analysis


Segment Overview

As previously highlighted, the Company completed the development of two new grades in 2004, Electrastar and Electraprime. In doing so, the Company was able to dedicate the full production of its No. 9 paper machine at Powell River to specialties production.

         Sales for coated grades were strong throughout the year with an overall increase of 8,800 tonnes over 2003. The primary focus was to reduce the average basis weights of coated grades. In 2004, North American sales represented 92% of the business, an increase of 3% over the previous year.

         The directory market remained strong during the year with a slight growth in sales over the previous year. The Company expanded sales of its high bulk grades, which provide customers with lower basis weight products without any loss in caliper or performance.

         The Company continued to actively manage its kraft paper grades and market mix, reducing its production of Bronzeliner in favour of the higher-value Silverliner and Chromiumliner products. During 2003, hardwood was introduced into these grades to improve the smoothness of the product. The Company has further developed its market share in non-traditional locations such as Latin America to lessen the seasonality of sales typical of the North American market.

Operational Performance

The specialties business recorded operating earnings of $1.9 million on sales of $1,037.2 million for the current year, compared to an operating loss of $32.5 million on sales of $1,002.7 million for the previous year. EBITDA of $103.4 million for the current year was $37.4 million higher than the $66.0 million recorded for the previous year.

         Sales volume of 1,115,500 tonnes in the current year increased 30,800 tonnes, or 2.8%, compared to the previous year, largely reflecting stronger market conditions and a shift to specialty grades from newsprint.

         Average sales revenue in the current year of $930 per tonne increased $6 per tonne compared to the previous year. Higher transaction prices for all specialty paper grades, and, to a lesser extent, a higher-value sales mix more than offset the adverse impact of the strengthening Canadian dollar.

         Average cash costs in the current year were $837 per tonne, an improvement of $27 per tonne compared to the previous year. Savings from performance improvements were the primary drivers of the lower costs. These savings were partially offset by the impact of increased energy and restructuring costs.

Outlook

In specialty markets, order books remain full well into the first quarter of 2005. Coated paper markets are expected to support additional price increases over the balance of 2005. Demand for uncoated grades is expected to continue strengthening as rising coated paper costs drive cost-conscious buyers to uncoated groundwood grades such as soft-calendered and MF hi-brites. Market commentators anticipate that many uncoated specialty grades should record further price increases, particularly for the higher-value grades. For directory, contract prices in 2005 will reflect modest price gains, while the spot market is expected to support higher prices in the first quarter.


Norske Skog Canada Limited            [34]

                      Management's Discussion and Analysis

Newsprint

Summary of Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)   2004           2003           2002
---------------------------------------------------------------- --------       --------       --------
Sales(1)                                                         $  553.1       $  539.2       $  518.2
EBITDA                                                               45.2            5.1          (22.6)
Operating earnings (loss)                                            (4.3)         (56.6)         (86.0)
EBITDA margin(1)                                                      8.2%           0.9%          (4.4%)
                                                                 --------       --------       --------
Sales (000 tonnes)                                                  754.7          768.7          749.5
Production (000 tonnes)                                             757.8          774.8          747.2
                                                                 --------       --------       --------
Average sales revenue per tonne(1)                               $   733        $    701       $    691
Average cash costs per tonne(1,2)                                    673             695            721
                                                                 --------       --------       --------
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne)(3)           544             493            456
                                                                 --------       --------       --------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

(3)      Benchmark prices are sourced from RISI.

Markets

Newspaper circulation in North America continued to decline during 2004. Overall U.S. newsprint consumption was down 1.7% year over year. However, markets tightened somewhat, enabling North American producers to secure average price increases of US$51 per tonne compared to the previous year.

Standard newsprint Average West Coast U.S. delivery transaction price (in US$ per tonne)


                                  [LINE CHART]


Norske Skog Canada Limited            [35]

                      Management's Discussion and Analysis


Approximately 66% of the Company's newsprint sales were to the U.S. and Canada. The 2004 geographical sales distribution is depicted in the chart below.

Newsprint 2004 Geographic Sales Distribution


-------------------------------------------------------------------------------

[PIE CHART]


United States
     51%

Canada
 15%

Asia & Australasia
     21%

Latin America
    13%

-------------------------------------------------------------------------------

Segment Overview

In December 2004, the Company announced the indefinite curtailment of 140,000 tonnes of newsprint capacity to be effective February 2005. The closure allows the Company to optimize the profitability of its newsprint business.

         The Company continued to make progress toward its goal of lowering basis weights in 2004. This drive toward lighter basis weights will also continue into 2005.

         Cost reduction was a key initiative in 2004. The largest single contributor in the reduction of the manufacturing cost of newsprint has been furnish optimization. In particular, the Company has reduced the kraft content in its newsprint from 6.3% in 2003 to 3.7% in 2004.

Newsprint Cash Cost Trend 12-month rolling average (Cash cost - $CDN/tonne)


                                  [LINE GRAPH]


Norske Skog Canada Limited            [36]

                      Management's Discussion and Analysis


Operational Performance

The newsprint business recorded an operating loss of $4.3 million on sales of $553.1 million for the current year. This was a significant improvement over the previous year when the business recorded an operating loss of $56.6 million on sales of $539.2 million. EBITDA of $45.2 million for the current period improved $40.1 million from EBITDA of $5.1 million for the previous year.

         Newsprint sales volume of 754,700 tonnes in the current year decreased 14,000 tonnes, or 1.8%, from the previous year, primarily reflecting the Company's long-term growth in speciality grades.

         Average sales revenue in the current year of $733 per tonne increased $32 per tonne from the previous year. Higher average transaction prices were partially offset by the effects of the strengthening Canadian dollar.

         Average newsprint cash costs in the current year were $673 per tonne, an improvement of $22 per tonne, compared to the previous year. The savings realized from performance improvement initiatives and lower maintenance spending were partially offset by higher energy prices.

Outlook

Consumption of newsprint in North America remains a concern. However, due to its ability to switch grades and machine flexibility, the Company is well positioned to take advantage of either a recovery or any continuation of reduced consumption. A US$35 per tonne newsprint price increase has been announced by major producers for March 1, 2005. Rising prices in uncoated groundwood grades are also likely to be a positive factor in this market as commercial printers consider switching to lower cost newsprint grades.

Pulp

Summary of Selected Financial Information
--------------------------------------------------------------------------------------------------
(In millions of Canadian dollars, except where otherwise stated)       2004       2003       2002
----------------------------------------------------------------      ------     ------     ------
Sales(1)                                                              $287.9     $278.6     $237.9
EBITDA                                                                   4.2        7.2      (10.7)
Operating earnings (loss)                                              (28.9)     (22.5)     (34.6)
EBITDA margin(1)                                                         1.5%       2.6%      (4.5%)
--------------------------------------------------------------------------------------------------
Sales (000 tonnes)                                                     405.5      421.3      381.2
Production (000 tonnes)                                                420.9      418.8      374.3
--------------------------------------------------------------------------------------------------
Average sales revenue per tonne(1)                                    $  710     $  661      $ 624
Average cash costs per tonne(1,2)                                        699        644        652
--------------------------------------------------------------------------------------------------
NBSK pulp, Northern Europe Delivery (US$ per tonne)(3)                   618        525        458
--------------------------------------------------------------------------------------------------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.
(2) Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
(3)  Benchmark prices are sourced from RISI.


Norske Skog Canada Limited             [37]

                      Management's Discussion and Analysis


Markets

As anticipated, the performance of the Chinese economy and global paper demand were key drivers of demand growth during 2004. Global market pulp shipments were up 5.9% from the previous year. Average NBSK benchmark pulp prices increased US$93 per tonne, or 17.7% compared to 2003.

         In the first half of the year pulp markets were robust with average European transaction prices reaching US$660 per tonne in June 2004, their highest level in over three years. The expected departure of Chinese buyers from the markets during the summer months put downward pressure on prices during the latter half of the year. However, capacity closures during the fourth quarter and the strengthening Canadian dollar put upward pressure on prices, resulting in a US$30 per tonne price increase in December 2004.

Northern Bleached Softwood Kraft Average Northern Europe delivery transaction price (US$ per tonne)


                                  (LINE GRAPH)


The Company's market pulp is shipped primarily to markets in Asia and Europe. In 2004, the Company's geographical sales distribution was as follows:

Pulp 2004 Geographic Sales Distribution


-------------------------------------------------------------------------------

(PIE CHART)

Asia & Australasia
     56%

Europe & Other
     43%

Canada
  1%

-------------------------------------------------------------------------------





Norske Skog Canada Limited            [38]

                      Management's Discussion and Analysis


Segment Overview

The pulp business segment had lower sales volumes in 2004 mainly as a result of a boiler rebuild at the Elk Falls mill. Offsetting this production loss was reduced internal kraft consumption in our paper operations. The Crofton paper mill has now permanently eliminated the usage of kraft pulp in paper production and kraft consumption at the other three mills decreased significantly in 2004.

         The segment also focused on balancing its inventory and order book between Chinese and European markets, and consequently was able to effectively manage through the volatile markets in 2004.

         Capacity improvements at the Crofton mill are scheduled for completion in January 2005. These will lead to increased production of long-fibre pulp by approximately 21,000 tonnes.

Operational Performance

The pulp business recorded an operating loss of $28.9 million on sales of $287.9 million for the current year, compared to the previous year when the business recorded an operating loss of $22.5 million on sales of $278.6 million. EBITDA of $4.2 million for the current period was $3.0 million lower than EBITDA of $7.2 million for the same period last year.

         Pulp sales volume of 405,500 tonnes in the current year decreased 15,800 tonnes, or 3.8%, from the previous year. The reduction reflected higher downtime arising from the scheduled recovery boiler upgrade at Elk Falls earlier in the year, and was partially offset by lower internal usage of kraft in paper manufacturing.

         Average sales revenue in the current year of $710 per tonne increased $49 per tonne over the previous year due to higher average transaction prices. These were partially offset by the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current year were $699 per tonne, an increase of $55 per tonne compared to the previous year, primarily as a result of the scheduled Elk Falls recovery boiler upgrade in the first quarter of this year. Savings from performance improvement initiatives partially offset these higher costs.

Outlook

For pulp products, improved demand is expected from the U.S. and Western Europe as well as certain parts of Asia where re-stocking is underway. This should result in modest price improvements in 2005. New hardwood pulp capacity coming on-line in 2005 indicates that a significant price gap between NBSK and hardwood is likely to persist.


Norske Skog Canada Limited            [39]

                      Management's Discussion and Analysis


3.   Liquidity and Capital Resources

Selected Financial Information
--------------------------------------------------------------------------------------------------
(In millions of Canadian dollars, except where otherwise stated)      2004       2003        2002
----------------------------------------------------------------     ------     ------     -------
Cash flows provided (used) by operations before changes
   in non-cash working capital                                       $ 88.9     $  0.1     $(20.6)
Changes in non-cash working capital                                   (24.4)      22.4       25.8
--------------------------------------------------------------------------------------------------
Cash flows provided by operations                                      64.5       22.5        5.2
Cash flows used by investing activities                               (41.8)     (96.1)     (42.5)
Cash flows provided (used) by financing activities                      3.3       73.6      (67.5)

Capital spending                                                       68.0       81.4       82.2
Amortization                                                          184.1      189.9      178.5
Capital spending as % of amortization                                   37%        43%        46%

Total debt to total capitalization(1,2)                                 44%        44%        44%
Net debt to net capitalization(3,4)                                     43%        44%        44%
--------------------------------------------------------------------------------------------------

(1)  Total debt comprises long-term debt, including current portion.
(2)  Total capitalization comprises total debt and shareholders' equity.
(3)  Net debt comprises total debt, less cash on hand.
(4)  Net capitalization comprises net debt and shareholders' equity.

The Company's working capital financing consists of internally generated funds and a revolving operating facility. The variable rate revolving operating facility is secured against substantially all of the assets of the Company. The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on the Company's debt. Cash flows are funded almost entirely through operations and where necessary, through the revolving operating facility. If necessary, liquidity requirements may be funded through the issuance of debt, equity, or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions. The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company's anticipated capital expenditure and debt repayment obligations in the near and intermediate term.

Operating Activities

Cash flows provided from operating activities, after changes in non-cash working capital, in the current year was $64.5 million compared to cash provided from operating activities of $22.5 million in the previous year. The increase of $42.0 million was primarily attributed to the positive impact of the 2004 performance improvement program. The positive impact on cash flows from the decrease in net loss was partially offset by the corresponding increase in working capital requirements. Cash flows from changes in non-cash working capital from the previous year decreased by $46.8 million, primarily due to increases in accounts receivable and inventories.


Norske Skog Canada Limited            [40]

                      Management's Discussion and Analysis


Investing Activities

Cash flows used for investing activities in the current year totalled $41.8 million, compared to $96.1 million in the previous year. The primary reasons for the change were the receipt of $26.6 million from a related party for a purchase price adjustment (see "Related Party Transactions section") during 2004, and the absence of the $32.1 million cash outlay for the paper recycling division acquisition in the prior year.

         The Company's capital spending was in line with expectations and totalled $68.0 million, compared to $81.4 million in the previous year. Major capital investments during the year included the majority of the work required to complete the upgrade of the Elk Falls recovery boiler and upgrades to the No.10 paper machine at Powell River, which have enabled the Company to produce higher-gloss uncoated specialty paper grades, such as the Company's Electraprime grade.

         Capital spending is expected to be approximately $120 million for 2005. Among the largest capital projects will be major upgrades to the TMP facilities at Crofton and Powell River to improve the product quality and productivity of their facilities. Cash flows are expected to be generated primarily from operations and the revolving operating facility, if necessary.

Financing Activities

Cash flows provided by financing activities was $3.3 million in the current year compared to cash flows provided of $73.6 million in the previous year. This decrease resulted primarily from differences arising between the senior notes issuances and repayments between years. In the current year, proceeds received from the issuance of US$250 million 7.375% senior notes were used to repay the US$200 million 10% senior notes and related costs, whereas in the previous year proceeds from the issuance of US$150 million 8.625% senior notes were primarily used to repay the outstanding balance of $105 million on the Company's revolving operating loan.

Debt

As of December 31, 2004, the borrowing base on the Company's $350.0 million revolving operating facility was $341.1 million. After outstanding letters of credit of $22.6 million, $318.5 million was available at year-end. Total long-term debt outstanding as at December 31, 2004 was $823.6 million. Principal repayments on this debt do not begin until June 2009. The Company's net debt to net capitalization ratio as of December 31, 2004, was 43%, or 1% lower than December 31, 2003.

         As previously noted, in March 2004, the Company issued US$250 million 7.375% senior notes, which are repayable in 2014. The notes were issued at par and resulted in net proceeds of US$245.2 million. The proceeds were used primarily to redeem the Company's US$200 million 10% notes due March 2009. The balance of the proceeds was used for general corporate purposes.


Norske Skog Canada Limited            [41]

                      Management's Discussion and Analysis

The following table illustrates the changes in the Company's long-term debt during 2004.

                                                       Carrying Value           Net Increase        Foreign       Carrying Value
(In millions of Canadian dollars)                    December 31, 2003           (Decrease)        Exchange      December 31, 2004
                                                     -----------------          ------------       --------      -----------------
Recourse
 Senior notes, 10% due March 2009
  (US$200.0 million)(1)                                 $  274.5                 $ (266.1)          $  (8.4)          $      -
 Senior notes, 8.625% due June 2011
  (US$400.0 million)                                       521.2                        -             (36.1)             485.1
 Senior notes, 7.375% due March 2014
  (US$250.0 million)(2)                                        -                    333.1             (32.2)             300.9
 Revolving operating facility of up to
  $350.0 million due July 2007 with
  interest based on Canadian Prime/BA rates
  or U.S. Base/LIBOR rates(3)                               12.5                    (12.5)                -                  -
Non-recourse (PREI)
 First mortgage bonds, 6.387% due July 2009                 37.6                        -                 -               37.6
                                                        --------                 --------           -------           --------
Total long-term debt                                    $  845.8                 $   54.5           $ (76.7)          $  823.6
                                                        ========                 ========           =======           ========


(1) Redeemed with proceeds of senior notes issue described in 2.

(2) US$250.0 million senior notes issued March 23, 2004.

(3) Repaid with proceeds of senior notes issue described in 2.

In February 2004, Moody's lowered its credit ratings on the Company's senior unsecured debt to Ba3 from Ba2, on the Company's secured credit facilities to Ba2 from Ba1, and confirmed its outlook on the Company's debt ratings as negative. The downgrade was cited as due to the prolonged downturn in the market for newsprint and other products the Company manufactures.

         In December 2004, Standard and Poor's (S&P) lowered its long-term corporate credit and senior unsecured ratings to BB- from BB and its senior secured rating to BB from BB+, and confirmed the outlook as negative. The rapid appreciation of the Canadian dollar as well as continued energy pressures were attributed to the downgrade. The adjustment makes the S&P ratings similar to those of Moody's.

         As a result of these downgrades, any future borrowings under the revolving credit facility will be at a slightly higher rate because the interest rate includes a margin that varies with the Company's credit rating. These downgrades do not have any other direct impacts. However, they could negatively impact the Company's cost of additional borrowing, and potentially its cost of capital.


Norske Skog Canada Limited            [42]

                      Management's Discussion and Analysis

The following table highlights the Company's credit ratings and outlook with Moody's and S&P, as of December 31, 2004, 2003, and 2002.

                                                                               December 31,
                                                             -----------------------------------------
                                                                2004            2003            2002
                                                             --------         --------        --------
Moody's
Outlook                                                      Negative         Negative          Stable
Issuer rating                                                     Ba3              Ba2             Ba2
Senior implied issuer                                             Ba3              Ba2             Ba2
Bank loan debt                                                    Ba2              Ba1             Ba1
Senior unsecured debt                                             Ba3              Ba2             Ba2

Standard & Poor's
Outlook                                                      Negative         Negative        Negative
Long-term corporate credit                                        BB-              BB              BB+
Senior unsecured debt                                             BB-              BB              BB+
Senior secured debt                                               BB               BB+             BB+

The Company remains in compliance with the covenants under its revolving operating facility and bond indentures. As at December 31, 2004 and for the first time in eleven quarters, the Company exceeded the 2.0:1 threshold on the consolidated fixed charge ratio under the bond indentures. While not constituting a default while the Company remained below this threshold it was prohibited from incurring additional debt outside the existing debt facilities.

         The Company continues to be subject to restrictions on paying dividends under its senior notes. The restriction on certain payments, defined in the note indentures, is principally based on changes in shareholders' equity. With the Company's accumulated losses since 2002, the Company is not currently permitted, under its 8.625% senior note indenture, to pay dividends. The Company expects that once it is consistently generating net earnings the restriction will be removed.

Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt. In accordance with its Board-approved foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars. At December 31, 2004, 74% of the contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses are recognized concurrently with the hedged revenue in "Sales". At period end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $50.2 million, of which $14.2 million, associated with the non-hedging instruments, is included in "Sales" and "Prepaids and other". The hedging program improved the Company's sales by $68.4 million in 2004.

         At December 31, 2004 and 2003, no price hedging instruments were outstanding in respect of products sold.

Norske Skog Canada Limited            [43]

                      Management's Discussion and Analysis

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company has US$115.5 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as "Foreign exchange gain on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $41.7 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company's oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end contract rates, the net amount the Company would receive to settle these contracts is $3.8 million, $3.5 million of which is included in "Cost of sales" and "Prepaids and other".

Interest Rate Swaps

The Company often enters into interest rate swaps to manage exposure to changes in long-term fixed interest rates associated with the Company's senior notes. The Company has entered into fixed-to-floating interest rate swaps on US$30 million and has designated them as hedging instruments. At period-end rates, the net amount the Company would receive to settle these contracts is $1.4 million.

4. Related Party Transactions

The Company's related parties include Norske Skogindustrier ASA ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), a joint venture between Norske Skog and NorskeCanada.

NSNALLC

The Company has an agency agreement with NSNALLC, which provides for sales of certain specialty products in the U.S. During the year the Company paid $4.8 million in commission expenses. These transactions are in accordance with normal third party trade practices.

Norske Skog

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price for these companies is subject to adjustment under certain conditions. In addition to the $19.3 million amount recorded as at December 31, 2003, the Company recorded a further adjustment of $7.1 million in the second quarter of 2004, reflecting a reduction to the purchase price. The Company collected the receivable of $26.6 million (including an interest adjustment of $0.2 million) in the third quarter.

Norske Skog Canada Limited              [44]

                      Management's Discussion and Analysis

Subsidiaries and Affiliates of Norske Skog

The Company has sales arrangements with affiliates of Norske Skog, and has entered into agency and distribution agreements whereby all sales of the Company's newsprint and specialty papers in certain international markets are affected through affiliates of Norske Skog. During the year, product sales to these affiliates were $121.7 million. These transactions are in accordance with normal third party trade practices.

5. Off-Balance Sheet Arrangements

Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The Company has designated the following as hedging instruments. When designated as hedging instruments, the fair value is not recorded in the financial statements.

-- Revenues - Foreign currency options and forward contracts to sell US$389 million to major financial institutions.

-- Interest Rates - Fixed to floating interest rate swaps with major financial institutions on notional US$30 million. The Company will receive a fixed rate of 7.375% and pay a floating rate averaging LIBOR plus 1.97%.

Refer to financial instruments discussion within the "Liquidity and Capital Resources" section for further discussion of financial instruments.

Guarantees

Business Dispositions

The Company sold its Mackenzie pulp operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company is unable to estimate its potential liability under this indemnity as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

         In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit. The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

Loans

The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments to the financial institution holding the mortgage in the amount of approximately $14 million on the building in the event the lessor is no longer able to meet its contractual obligations. This agreement does not increase the Company's liability beyond the obligations for the building lease.

Norske Skog Canada Limited              [45]

                      Management's Discussion and Analysis

Recycling Plant Acquisition

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

6. Contractual Obligations

The following table presents the aggregate amount of future cash outflows of contractual obligations as of December 31, 2004, excluding amounts due for interest on outstanding indebtedness.

                                                              Payments due by Period
                                        ---------------------------------------------------------------
                                                  Less than                                      After
(In millions of Canadian dollars)        Total     1 Year       1-3 Years       4-5 Years       5 Years
---------------------------------       -------   ---------     ---------       ---------       -------
Long-term debt                          $ 823.6    $   -         $   -            $37.6          $786.0
Capital lease obligations                   8.0      0.7           1.5              1.5             4.3
Operating leases                          105.6     13.3          22.5             17.0            52.8
-------------------------------------------------------------------------------------------------------
 Total                                  $ 937.2     14.0         $24.0            $56.1          $843.1
-------------------------------------------------------------------------------------------------------

7. Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2004.

For a more detailed analysis on Q4, 2004 results see the Company's Fourth Quarter Report.

                                                                   2003                                        2004
                                                     ------------------------------------     --------------------------------------
(In millions of Canadian dollars)                      Q1        Q2        Q3        Q4         Q1         Q2        Q3         Q4
---------------------------------                    ------    ------    ------    ------     ------     ------    ------     ------
Sales(1)                                             $445.5    $440.5    $473.7    $460.8     $454.5     $479.6    $466.8     $477.3
Net earnings (loss)                                   (24.8)    (18.3)    (28.1)    (13.3)     (46.3)     (24.0)     28.0       13.7
Net earnings (loss) per share
 -  basic and diluted                                $(0.12)   $(0.09)   $(0.14)   $(0.06)    $(0.22)    $(0.11)   $ 0.13     $ 0.06
------------------------------------------------------------------------------------------------------------------------------------

(1) Comparative figures have been restated to reflect the reclassification of distribution costs.

In Q1, 2004, the net loss decreased by $33.0 million ($0.15 per common share) compared to Q4, 2003 largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $20.1 million, the Elk Falls recovery boiler upgrade, and the Crofton pulp annual maintenance shut down.


Norske Skog Canada Limited               [46]

                      Management's Discussion and Analysis


         In Q2, 2004, the $22.3 million ($0.10 per common share) improvement in the net loss compared to Q1, 2004 primarily related to lower maintenance work, increased prices, and performance improvement initiatives.

         In Q3, 2004, the $52.0 million ($0.24 per common share) improvement in net earnings compared to Q2, 2004 was largely due to an increase in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $44.8 million and additional costs savings from performance improvement initiatives.

         In Q4, 2004, the $14.3 million ($0.07 per common share) decrease in net earnings compared to Q3, 2004 was largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S. dollar debt of $8.4 million, the adverse impact on sales of the strengthening Canadian dollar, and softening pulp prices.

8. Non-GAAP Measures

The following measure included in this report does not have a standardized meaning under Canadian GAAP:

-- EBITDA (earnings before interest, income taxes, depreciation, and amortization)

         EBITDA, as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as this measure enables comparison of the Company's results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company's performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

         As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

         The following table reconciles the Company's EBITDA to net earnings
(loss):

------------------------------------------------------------------------------------------
(In millions of Canadian dollars)                            2004        2003        2002
------------------------------------------------------     -------     -------     -------
EBITDA                                                     $ 152.8     $  78.3     $  56.6
Amortization                                                (184.1)     (189.9)     (178.5)
Foreign exchange gain on translation of long-term debt        53.5        58.2        12.3
Write-down of property, plant and equipment                     --       (14.2)         --
Loss on repayment of long-term debt                           (5.2)         --          --
Other income (expense), net                                    1.2        (3.9)      (13.3)
Interest expense, net                                        (74.9)      (75.0)      (76.2)
Income tax recovery                                           28.1        62.0        75.8
------------------------------------------------------------------------------------------
Net earnings (loss)                                        $ (28.6)    $ (84.5)    $(123.3)
------------------------------------------------------------------------------------------

9.   Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.


Norske Skog Canada Limited            [47]

                      Management's Discussion and Analysis


         Note 2 to the consolidated financial statements, included elsewhere in this Annual Report, includes a summary of the significant accounting policies used in the preparation of those consolidated financial statements. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information. Actual results could differ from those estimates.

         The following accounting policies require management's most difficult, subjective and complex judgments and are subject to a fair degree of measurement uncertainty:

Environmental and Legal Liabilities

Environmental and legal liabilities are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. Impairments are recognized when the book values exceed management's estimate of the undiscounted future cash flows, or net recoverable amounts, associated with the affected assets. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition. Key assumptions in estimating these cash flows and fair values include future production volumes and average product pricing over the commodity cycle, and future estimates of expenses to be incurred.

         Due to the numerous variables associated with judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

Pension and Post-Retirement Benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair values of the Company's defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in the Company's financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations and charges disclosed in the Company's financial statements. These assumptions include:

-- The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, with the assistance of actuarial firms, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. The discount rate, as at December 31, 2004, was estimated to be 6.0%.

-- The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain


Norske Skog Canada Limited            [48]

                      Management's Discussion and Analysis


     obligations. The Company, with the assistance of actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2004, a rate of return of 7.5% was determined by management.

 -- Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2004, the rate of compensation increase of 3.0% was determined by management.

 -- Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2004, the initial health care trend rate of 11.0% was determined by management. The initial health care trend rate is expected to decline by 1.0% annually, and the ultimate health care trend rate is estimated to be 5.0%.

Actual experience can vary significantly from estimates, and could materially impact the estimated cost of employee benefit plans and future cash requirements.

         The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit and related net periodic benefit cost for 2004. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

----------------------------------------------------------------------------------------------------
                                             Pension Benefit Plans           Other Benefit Plans
                                          ---------------------------    ---------------------------
                                          Accrued Benefit    Net 2004    Accrued Benefit    Net 2004
(In millions of Canadian dollars)            Obligation      Expense        Obligation      Expense
--------------------------------------    ---------------    --------    ---------------    --------
Expected rate of return on assets
Impact of:
   1% increase                                  N/A            (2.1)           N/A             N/A
   1% decrease                                  N/A             2.1            N/A             N/A
----------------------------------------------------------------------------------------------------
Discount rate
Impact of:
   1% increase                                 (28.2)          (2.7)          (25.0)          (3.4)
   1% decrease                                  30.9            3.4            29.2            2.9
----------------------------------------------------------------------------------------------------
Assumed overall health care cost trend
Impact of:
   1% increase                                  N/A             N/A            31.8            5.1
   1% decrease                                  N/A             N/A           (25.2)          (3.8)
----------------------------------------------------------------------------------------------------


Norske Skog Canada Limited            [49]

                      Management's Discussion and Analysis


Provision for Bad Debt and Doubtful Accounts

The Company uses generally accepted practices in estimating required provisions for doubtful accounts and bad debt losses arising on trade and other receivable balances. The Company's estimate of the required allowance is a matter of opinion and the actual loss eventually sustained may be more or less than that estimated.

         The Company regularly reviews the collectibility of its accounts receivable and records an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expenses to be recorded. While the Company has not experienced any significant bad debt expenses in prior periods, declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time.

Income Taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management's best estimate and may vary from actual to taxable income.

         The Company's future tax assets are mainly composed of temporary differences in employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period requires judgment and estimates. The reversal of timing differences is expected at future substantially enacted rates which could change due to changes in income tax laws or the introduction of tax changes. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in the results of operations. A one percentage point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by approximately $9.4 million.

         In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations of the jurisdictions in which the Company operates and its judgment as to the allocation of income and the amount of deductions relating to those jurisdictions. Canadian, U.S. and international tax rules and regulations are subject to interpretation and the Company's judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in final settlements that differ from the Company's estimated amounts.


Norske Skog Canada Limited            [50]

                      Management's Discussion and Analysis


10.  Changes in Accounting Policies

Effective fiscal 2004, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants:

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's ("EIC") Consensus, EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation, and effectiveness of hedging relationships. The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. Under the new guidance, derivative financial instruments that are not subject to hedge accounting are recorded on the consolidated balance sheet at fair value, with unrealized changes in fair value recorded to the consolidated statement of earnings. Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline, or which the Company elected not to formally designate as hedges.

Section 3110, Asset Retirement Obligations

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of this new standard had no material impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. The adoption of this new standard had no impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees. Under the fair-value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the award's vesting period. Upon adoption, the Company recorded an expense for stock-based compensation plans in the current year and applied the standard retroactively without restatement to the prior periods. The Company made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current year to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.


Norske Skog Canada Limited            [51]

                      Management's Discussion and Analysis

EIC-141, Revenue Recognition; EIC-142, Revenue Arrangements with Multiple Deliverables; EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.

         The new recommendations summarize the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue." EIC-141 presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments had no impact on the Company's consolidated financial statements for the year ended December 31, 2004.

Section 3461, Employee Future Benefits - Additional Disclosures

In March 2004, Canadian Institute of Chartered Accountants' ("CICA") Handbook
Section 3461, "Employee Future Benefits" ("Section 3461"), was amended for fiscal years ending on or after June 20, 2004. The amendments prescribe additional disclosure requirements for defined benefit pension plans and other employee future benefits. Effective June 30, 2004, the Company adopted the new disclosure requirements of Section 3461. The Company's consolidated financial statements reflect these new disclosures prescribed by Section 3461.

Section 1100 - Generally Accepted Accounting Principles

The new section, among other recommendations, more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP. Historically, the Company, consistent with other issuers in the forest industry, recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs were reclassified from net sales to cost of sales which increased sales and cost of sales for the year ended December 31, 2003 and 2002 by $229.3 million and $221.7 million respectively. The application of this section had no impact on the Company's net earnings.

11. Impact of Accounting Pronouncements Affecting Future Periods

Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15)

During 2004, the CICA issued AcG-15, which prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). This guideline requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The Company will adopt the new guideline effective January 1, 2005 and does not expect this guideline to have a material impact on its financial statements.

Norske Skog Canada Limited            [52]

                      Management's Discussion and Analysis

12. Risks and Uncertainties

The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, NorskeCanada faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies', trade barriers and Aboriginal land claims.

         In order to address these risks and effectively manage them, the Company's management has developed a vision for risk management and its interrelationships with NorskeCanada's strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitute principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

         A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company's markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest. See "Sensitivity Analysis" section for detailed analysis of the Company's exposure to changes in product prices.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of the Company's competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates. To stay competitive the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

         Under the terms of agency and distribution agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Norske Skog Canada Limited           [53]

                      Management's Discussion and Analysis

Foreign Exchange

The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company's competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes. See "Sensitivity Analysis" section for detailed analysis of the Company's exposure to foreign exchange rates.

         Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. The Company's hedging policy for revenues includes 33% to 66% of 12-month and 0% to 25% for 13 to 24 months U.S. dollar net exposure. The Company considers its U.S. dollar revenues to largely act as a hedge of its U.S. dollar denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

         Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company's pulp and paper mills' fibre requirements. Should the Company cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

         In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated. Although the renewal of forest tenures held by the Company's suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

         The Company is also a large consumer of old newspapers and magazines. The 2003 acquisition of Western Canada's largest paper recycling facility has enabled the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has

Norske Skog Canada Limited            [54]

                      Management's Discussion and Analysis

asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

         Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a significant consumer of electrical power and fossil fuels. The majority of the Company's fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors. See the "Sensitivity Analysis" section for detailed analysis.

         A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company's energy hedging policy is restricted to 20-70% of the net exposure for oil and gas.

         The Government of British Columbia regulates the Company's electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company's earnings. In November 2004, the Province's electricity regulator, the BC Utilities Commission, approved a 4.85% rate increase effective April 1, 2004, with an additional 0.3% to be applied commencing April 1, 2005. The April 1, 2005 rate increase is not expected to have a material impact on the Company's net earnings.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at December 31, 2004, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

         The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Losses for Eleven Consecutive Quarters

While the Company recorded net income in the current and previous quarter ended September 30, 2004, a net loss had been incurred in each of the eleven quarters up to and including the quarter ended June 30, 2004. These losses have arisen primarily as a result of adverse market conditions. Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.



Norske Skog Canada Limited            [55]

                      Management's Discussion and Analysis


Debt

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments. In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

Environmental Regulation

The Company's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company's suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

         The majority of the Company's pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions. Collective agreements with these unions expire in April 2008. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13. Sensitivity Analysis

As previously mentioned, the Company's earnings are sensitive to fluctuations in:

Product Price

The Company's products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on newsprint and specialty grades being the greatest.


Norske Skog Canada Limited            [56]

                      Management's Discussion and Analysis

Foreign Exchange/Currency

The Company's products are primarily sold in Canada, the United States, Asia and Australasia, Latin America, and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar and the Japanese yen. As a result, the Company is exposed to foreign currency market risk on accounts receivable and future sales.

Energy Costs

The Company's earnings could be significantly impacted by changes in the prices and terms of energy supply contracts as the Company is a significant consumer of electrical power and fossil fuels.

Fibre Costs

The Company's supply of fibre is reliable although it is subject to market influences and has some degree of variability. Fibre includes supply of wood chips, sawdust, logs and old newspapers ("ONP").

     The Company's annual EBITDA, net earnings and earnings per share is estimated to be impacted by changes in product prices, foreign exchange, and various input costs as follows:

                                                                                                        Earnings
(In millions of Canadian dollars, except per share amounts)      EBITDA           Net earnings(1)       per share
                                                                 ------           ---------------       ---------
Product prices(2)
A US$10 per tonne change in the sales price of:
 Specialties                                                    $ 13.8                  $ 8.9            $ 0.04
 Newsprint                                                         9.8                    6.3              0.03
 Pulp                                                              3.8                    2.5              0.01
Currency(3)

A US$0.01 change in the U.S. dollar relative
value of the Canadian dollar                                    $ 14.1                  $ 8.6            $ 0.04
Energy cost sensitivity(4)
A 5% change in the price of:
 Natural gas and oil                                             $ 2.2                  $ 1.4            $ 0.01
 Electricity                                                       8.7                    5.6              0.03
 Fibre Sensitivity
A 5% change in the price of:
 Wood chips and sawdust                                         $ 15.1                  $ 9.7            $ 0.05
 ONP                                                               1.5                    1.0              0.01

-----------------

(1)      Based on a budgeted tax rate of 35%

(2)      Based on full 2004 capacities

(3) Based on a movement from US$0.83 to US$0.84 and excluding the Company's hedging program

(4)      Based on 2004 consumption levels


Norske Skog Canada Limited            [57]

                      Management's Discussion and Analysis


14. Outlook

The economic recovery in North America is expected to continue in 2005. Generally, printing and writing paper markets are projected to remain strong. In addition, Canadian producers remain under extreme pressure to counter the negative impacts of the strengthening Canadian dollar and escalating energy costs, further increasing the likelihood of additional price increase announcements in the coming months.

         The Company will continue its focus on cost reduction, efficiency improvements, and product development to maximize profitability in a challenging economic environment. The value of the Canadian dollar is expected to continue to be a key factor through 2005. The economic impact of the stronger Canadian dollar was a key determinant in the Company's decision to indefinitely curtail 140,000 tonnes of newsprint production commencing in the first quarter of 2005.

         As the Company moves into periods of sustainable, stronger cash flow, it expects to expand its high return capital spending initiatives while maintaining tight control over its cash. The Company expects to spend approximately $120 million on capital projects in 2005. As in the previous year, the Company will complete the majority of its annual planned maintenance on its pulp and paper facilities in the first and second quarters, respectively. Earnings in those segments will be impacted as a result.

15. Disclosure Controls and Internal Control Over Financial Reporting

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read, and ultimately approved this MD&A. The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management and the Company's internal auditors.

Certification of Disclosure Controls

During the year, the Canadian Securities Administrators' ("CSA") issued the .rst phase of multilateral instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings". Effective March 30, 2004, CEOs and CFOs of public companies are required to certify that their .lings contain no untrue statement of a material fact and do not omit to state any material fact. The certifications require that interim and annual financial statements, together with other financial information included in the Company's .lings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer. During the year, the Company began .ling Form 52-109FT2 certifications with the CSA.

         In addition, as required by the United States Sarbanes-Oxley Act enacted in July 2002 and the rules circulated by the U.S. Securities and Exchange Commission ("SEC") thereunder, the Company has .led with the SEC, certificates relating to, among others, the accuracy of the financial information contained in the Company's 2004 annual financial statements and notes thereto, and the adequacy of procedures and controls relating to disclosure.



Norske Skog Canada Limited            [58]

                      Management's Discussion and Analysis

Internal Controls

The Sarbanes-Oxley Act also includes section 404, "Management Assessment of Internal Controls," ("Section 404") which requires public companies to maintain an effective system of internal controls, and report on the effectiveness of those internal controls annually. In addition, management's annual report on the effectiveness of internal controls is required to be audited, and the auditor must opine on management's assessment of its internal controls. The Company must comply with Section 404 by the end of its fiscal year ended December 31, 2006.

         In order to comply with Section 404, the Company has undertaken a project to formalize the documentation of its internal controls, and to test and document the effectiveness of the internal controls upon which management is relying upon. To this end, the Company has engaged a third party advisor to assist in this project. The Company expects that the documentation phase of the project will be completed in the first quarter of 2005, at which point the testing phase will begin.

16. Outstanding Share Data

At February 1, 2005, the Company had 214,604,120 common shares issued and outstanding.

         Additional information about the Company including the 2004 Annual Information Form is available on the Company's website www.norskecanada.com or the Canadian Securities Administrator's electronic filing website www.sedar.com.



Norske Skog Canada Limited            [59]